March 28, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of March 20, 2013 regarding:

SPAR Group, Inc.
Item 4.01 Form 8-K
Filed March 15, 2013
File No. 0-27408

We acknowledge:
•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated March 20, 2013:

Item 4.01 Form 8-K Filed March 15, 2013

1.
“Please amend your Form 8-K to disclose whether Nitin Mittal & Co (“Nitin Mittal”) resigned, declined to stand for re-election or was dismissed.  Please also disclose the date that Nitin Mittal resigned, declined to stand for re-election or was dismissed.  Furthermore, please disclose whether the decision to change accountants for your Krognos subsidiary was recommended or approved by your audit committee or board of directors.  Refer to Item 304(a)(1).”

Jennifer Thompson
Securities and Exchange Commission
March 20, 2013

Response:

It is important to note that Nitin Mittal & Co did not resign, did not decline to stand for re-election and was not dismissed from the Company’s audit engagement in 2012 for SPAR Group, Inc., and its subsidiaries (the "Company").  What occurred in 2012 is that the Company and its principal independent public accounting firm, Rehmann Robson ("Rehmann"), agreed to change the audit scope for the Company's Indian subsidiary, SPAR Krognos Marketing Private Limited  ("Krognos"), as noted below.

For clarity, and if you concur, the Company will amend the referenced 8-K to reflect the following:

The Company believes that its Indian subsidiary, Krognos, is not significant to the Company's consolidated financial statements and that a local audit is not necessary.  As a result, Nitin Mittal has agreed to do procedures for Krognos respecting 2012 instead of an audit, and Rehmann has agreed to assume the 2012 audit responsibility for Krognos.  The Company believes this to be more of a reallocation in the scope of the engagement services provided by Nitin Mittal and Rehmann than an actual change in accountants.

2.	“Please amend your Form 8-K to disclose the date of engagement of Gossler, Sociedad Civil, Member Crowe Horwath International and BDO South Africa.”

Response:

Both of the audit firms noted above were engaged in January 2013 to complete audits of  SPAR TODOPROMO, SAPI, de CV ("Todopromo"), and SPAR Meridian (Pty), Ltd. ("Meridian"), which are the Company’s Mexican and South African subsidiaries, respectively, and the Company is prepared to file an amended 8-K as requested.

However, for clarity, and if you concur, the Company will amend the referenced 8-K to reflect the following:

The Company believes that in 2012 Todopromo became more significant to the Company's consolidated financial statements, due in part to 2012 being its first full year as part of the Company, and accordingly a local audit was deemed appropriate.  In order to provide the 2012 audit of Todopromo, in January 2013 the Company engaged Gossler, Sociedad Civil, Member Crowe Horwath International ("CHG-MX").  It is important to note that CHG-MX was the audit firm that did the local audit procedures for Todopromo respecting 2011.  The Company believes this to be more of a reallocation in the engagement scopes of Rehmann and CHG-MX than an actual change in accountants.

The Company also believes that in 2013 Meridian will likely become significant to the Company's consolidated financial statements, both as a result of internal growth and its acquisition in September 2012 of a new consolidated subsidiary in South Africa, CMR Meridian (Pty) Ltd. ("CMR").  In light of such anticipated increasing significance, the Company in January 2013 engaged BDO South Africa Inc. ("BDO-SA") to provide the requested audits of Meridian and CMR in South Africa respecting 2012.  BDO-SA did not previously provide any services to Meridian or CMR.

Jennifer Thompson
Securities and Exchange Commission
March 20, 2013

3.	“Please filed updated Exhibit 16 letters with your amended Form 8-K.”

Response:

If you are in agreement with our proposed changes, we stand ready to file an amended 8-K and updated Exhibit 16 letters.

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

/s/ James R. Segreto
James R. Segreto
Chief Financial Officer
SPAR Group, Inc.

Cc:	Lawrence David Swift, Esq.
General Counsel, SPAR Group, Inc.